Mail Stop 3561

October 23, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Jeffrey L. Minch
President and Chief Executive Officer
Littlefield Corporation
2501 North Lamar Boulevard
Austin, Texas 78705

      Re: **Littlefield Corporation**
              Form 10-KSB for the year ended December 31, 2006
              Filed April 2, 2007
              File No. 0-24805

Dear Mr. Minch:

We have completed our review of your Form 10-KSB noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief